Exhibit 99

TCF 401K Plan

Financial Statements

May 1, 2023 and December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

TCF 401K Plan

Report of Independent Registered Public Accounting Firm

To the Human Resources and Compensation Committee of the Board of Directors and Investment
and Administrative Committee of Huntington Bancshares Incorporated and Plan Participants of the
TCF 401K Plan
Columbus, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of TCF 401K Plan (the “Plan”) as of May 1, 2023 (in liquidation) and December 31, 2022 (in liquidation), and the related statements of changes in net assets available for benefits for the period January 1, 2023 to May 1, 2023 (in liquidation) and the year ended December 31, 2022 (in liquidation), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at May 1, 2023 and (in liquidation) and December 31, 2022 (in liquidation), and the changes in net assets available for benefits for the period January 1, 2023 to May 1, 2023 (in liquidation) and the year ended December 31, 2022 (in liquidation), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter – Plan Termination and Use of Liquidation Basis of Accounting
As further discussed in Notes 1 and 2 of the financial statements, those charged with governance made a decision to terminate the TCF 401K Plan, upon the merger of TCF Financial Corporation with Huntington Bancshares Incorporated. As a result, in accordance with accounting principles generally accepted in the United States of America, the TCF 401K Plan has used the liquidation basis of accounting in presenting the financial statements. Our opinion is not modified with respect to this matter.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since 2022.

Columbus, Ohio
September 26, 2023

TCF 401K PLAN
Statements of Net Assets Available for Benefits

	May 1,	December 31,
(In thousands)	2023	2022
	(In Liquidation)
Assets:
Investments	$—	$314,972
Notes receivable from participants	—	1,374
Dividends receivable	—	1,110
Total assets	—	317,456

Liabilities:
Distributions payable to participants	—	623
Payable for administrative expenses	—	124
Dividends payable to participants	—	97
Total liabilities	—	844

Net assets available for benefits	$—	$316,612
See accompanying notes to financial statements.

TCF 401K PLAN
Statements of Changes in Net Assets Available for Benefits

	January 1, 2023 to	Year Ended December 31,
(In thousands)	May 1, 2023	2022
	(In Liquidation)
ADDITIONS
Investment income:
Dividends	$152	$10,825
Net appreciation	7,009	—
Total investment income	7,161	10,825

Interest on notes receivable from participants	1	103
Other additions	2	33
Total additions	7,164	10,961

DEDUCTIONS
Benefits paid directly to participants	323,773	189,039
Dividends paid to participants	3	490
Net depreciation	—	85,016
Total deductions	323,776	274,545

Decrease in net assets available for benefits	(316,612)	(263,584)

Net assets available for benefits at beginning of period and year, respectively	316,612	580,196
Net assets available for benefits at end of period and year, respectively	$—	$316,612
See accompanying notes to financial statements.

TCF 401K PLAN
Notes to Financial Statements

Note 1. TCF 401K Plan

General

The TCF 401K Plan (the "Plan") was established as a defined contribution plan for TCF Financial Corporation ("TCF Financial") and its subsidiaries, which were participating employers in the Plan. The Plan was intended to meet the requirements of a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), an employee stock ownership plan under Section 4975(e) of the Code and a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan was a tax-qualified contributory plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan sponsor was formerly TCF Financial and is now Huntington Bancshares Incorporated ("Huntington" or the "Plan administrator") as a result of the acquisition of TCF Financial by Huntington that closed on June 9, 2021. Transamerica Retirement Solutions, LLC ("Transamerica") was the record-keeper and State Street Bank and Trust Company was the trustee of the Plan appointed to serve under the trust agreement.

Plan Termination

On December 13, 2020 TCF Financial and Huntington announced the signing of a definitive merger agreement ("Merger Agreement" or the "Merger") with Huntington Bancshares Incorporated. The Merger was completed on June 9, 2021. Existing TCF Financial employees who became Huntington employees were eligible to participate in The Huntington 401(k) Plan on June 9, 2021.

Effective with the Plan's termination, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. The Plan's termination also ceased employee and employer contributions into the Plan and ceased new participant notes receivable from the Plan.

Per the terms of the Merger Agreement, the TCF Financial Board of Directors adopted a resolution effective April 21, 2021 to terminate the plan. In November of 2021, the Plan submitted an application to the Internal Revenue Service (the "IRS") for a determination of the Plan's continued qualified status as of the Plan's termination. The Plan received a final favorable determination letter from the IRS on August 31, 2022 in connection with liquidation and termination of the Plan.

In connection with the Plan's termination, participants could direct a distribution of their account balances or, if an employee of Huntington, have their remaining account balance transferred into The Huntington 401(k) Plan. Participant account balances totaling $131 million were rolled into The Huntington 401(k) Plan in January 2023. All participant balances were liquidated and distributed by May 1, 2023.

Contributions

Prior to the Plan's termination, full-time and part-time employees of TCF Financial and its subsidiaries were eligible to participate in the Plan. Participants could elect to invest up to 50% of their covered compensation on a tax-deferred and/or Roth 401K after-tax basis, subject to the annual salary deferral limitation imposed by the IRS.

Prior to the Plan's termination, employer matching contributions were made at the rate of $1 per dollar for employees with 180 days or more of service up to a maximum company contribution of 4% of the employees covered compensation per pay period subject to the annual salary deferral limitation imposed by the IRS. These matching contributions were directed by the participant in available mutual funds.

All employee contributions were invested in participant directed investments. Participants were able to elect to invest their employee account balance in any or all of the offered mutual fund investments, collective trust funds, or in Huntington common stock. If a participant did not make a valid investment election with respect to any other contributions, including participant contributions, these contributions were invested in an age appropriate target date fund.

Participant Accounts

The Plan maintained a separate account for each participant, to which contributions and investment performance were allocated.

Prior to termination, participant contributions and employer matching contributions made subsequent to January 1, 2016 vested immediately and were considered safe harbor matching contributions. The matching contributions automatically satisfied the nondiscrimination testing requirements under the Code section 401(m). In addition, the salary deferral contributions also automatically satisfied the nondiscrimination testing requirements under IRC Section 401(k). As a result of the termination, all employer matching contributions automatically vested.

Beginning December 31, 2019, the Plan allowed the transfer of participant loans from qualified plans and effective March 1, 2020, participants were allowed to borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally ranged from 1-5 years. The loans were secured by the balance in the participant’s account and would bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the Plan administrator. Principal and interest were paid ratably through payroll deductions. Notes receivable from participants were valued at their unpaid principal balance plus accrued but unpaid interest. For participant loans that became delinquent and resulted in default, the amount of the unpaid loan principal and interest due to the Plan was deemed a distribution. Deemed distributions are reported as a taxable distribution.

The Plan permitted financial hardship withdrawals consistent with the safe harbor provisions of regulations issued pursuant to the Tax Reform Act of 1986.

On termination of service or upon death, disability or retirement, a participant was able to request a benefit payment. Benefit payments were distributed in a lump-sum amount equal to the vested value of the participant’s account. Payment of benefits was not to be deferred by participants beyond their attainment of age 72, unless they were an active employee.

Dividends paid on the Huntington common stock were reinvested or, at the election of the participant, paid in cash to the participant. Dividends paid from the mutual funds were reinvested in the mutual funds.

Amounts that have been forfeited in accordance with the provisions of the Plan were available to use for payment of various Plan obligations according to the following hierarchy: reinstatement of participant accounts upon rehire, reduction of employer contributions and Plan administration expenses as defined. Other Plan obligations were paid directly by Huntington. Administrative expenses (including trustee, record-keeper, legal and audit fees) were paid by the Plan sponsor and using forfeited amounts which totaled $175 thousand and $508 thousand in 2023 and 2022, respectively. All forfeiture amounts were used prior to May 1, 2023.

Note 2. Accounting Policies

Basis of Presentation

As a result of the decision to terminate the Plan effective April 21, 2021, and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), the Plan’s financial statements as of May 1, 2023 and December 31, 2022 and for the period January 1, 2023 to May 1, 2023 and the year ended December 31, 2022 are presented using the liquidation basis of accounting.

Under the liquidation basis of accounting, assets are stated at their estimated net realizable cash value and liabilities are stated at their anticipated settlement amounts. There are no material changes to the financial statements as a result of the change under the liquidation basis of accounting. All investments of the Plan are stated at fair value (the estimated net realizable cash value for investments as of December 31, 2022 are equivalent to fair value). Purchases and sales of investments were recorded on a trade-date basis. The cost of Plan investments sold was determined by the average cost method. Distributions were recorded when paid. Notes receivable from participants represented participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants were recorded when earned.

The preparation of financial statements in conformity with U.S. GAAP requires the Plan sponsor or Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. These estimates are based on information available at the time the estimates are made. Actual results could differ from those estimates.

Note 3. Income Tax Status

TCF Financial (The former Plan administrator) had received a favorable tax determination letter from the IRS dated March 30, 2016, indicating that the Plan qualified under Sections 401(a) and 4975(e)(7) of the Code and met the requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. As such, the Plan’s assets were exempt from federal income tax and participant tax-deferred contributions and amounts contributed by participating employers are not taxed to the employee until distributed from the Plan. Continued compliance with applicable provisions of the Code was required to maintain this tax-exempt status. Although the Plan had been amended since receiving the March 30, 2016 determination letter, Huntington believes the Plan was designed, and was operated, in compliance with the applicable requirements of the Code and, that the trust, which forms a part of the Plan is qualified and tax-exempt.

The Plan received a final favorable determination letter from the IRS on August 31, 2022 in connection with liquidation and termination of the Plan.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of May 1, 2023 and December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4. Net Appreciation (Depreciation)

The Plan’s investments appreciated (depreciated) in value as follows:

	January 1, 2023 to	Year Ended December 31,
(In thousands)	May 1, 2023	2022
Net appreciation (depreciation):
Realized (losses) gains on distributions, sales, and share class changes:
Huntington Common Stock	$(3,787)	$(854)
Mutual Funds	18,962	32,530
Collective Trust Funds	(11,508)	(5,417)

Change in unrealized appreciation (depreciation) of investments:
Huntington Common Stock	5,935	(9,704)
Mutual Funds	(15,521)	(88,642)
Collective Trust Funds	12,928	(12,929)
Total net appreciation (depreciation)	$7,009	$(85,016)

Note 5. Fair Value Measurement

Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, otherwise known as an "exit price".

There were no assets held in trust for the Plan as of May 1, 2023. At December 31, 2022, assets held in trust for the Plan included investments in publicly traded stock and mutual funds categorized as Level 1 and measured on a recurring basis. The fair value of Level 1 assets are based on quoted prices (unadjusted) for identical assets in active markets. At December 31, 2022, there were no assets measured on a recurring basis categorized as Level 2, which includes valuations that are based on prices obtained from independent pricing sources that are based on observable transactions of similar instruments, but not quoted markets, or categorized as Level 3, for which valuations use significant unobservable inputs.

The following is a description of the valuation techniques and inputs used by the Plan to measure each major class of assets at fair value:

•Huntington Common Stock: This includes Huntington common stock and was valued at the closing price reported on the NASDAQ.
•Mutual Funds: The mutual funds are valued at the quoted net asset value of shares in the individual mutual funds, which is the readily determinable fair value, as reported on the their relevant stock exchange.
•Collective Trust Funds: The investment in the collective trust funds are reported at net asset value per share as determined by the sponsoring trustee, and is calculated by subtracting liabilities from the value of a fund's total assets and dividing it by the number of fund's shares outstanding. The net asset value is used as a practical expedient to estimate fair value. There are no restrictions to redemption, nor any contractual obligation to further invest in the collective trust funds.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2022. For the period January 1, 2023 to May 1, 2023 and for the year ended December 31, 2022 there were no transfers in or out of Levels 1, 2, or 3.

	Fair Value Measurements Using
(in thousands)	Quoted Prices In Active Markets for Identical Assets
December 31, 2022	(Level 1)	Total
Huntington Common Stock	$97,857	$97,857
Mutual Funds	152,249	152,249
Total investments in fair value hierarchy	250,106	250,106
Collective Trust Funds measured at net asset value (1)		64,866
Total Investments		$314,972
(1)    In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 6. Distribution and Forfeitures

Cash and shares of Huntington common stock of $323.8 million were distributed in 2023. Cash and shares of Huntington and TCF Financial common stock of $189.5 million were distributed in 2022.

On a monthly basis, the trustee redeposited all aged distributions that have not been cashed within nine months from date of issuance into the Plan. At December 31, 2022, there were $623 thousand of distribution amounts paid to participants by check which had not yet been cashed. These aged distribution payments were shown as a liability reducing net assets available for benefits at December 31, 2022 and were settled during the period of January 1, 2023 to May 1, 2023.

Forfeitures of unvested employer matching contributions were used to offset plan obligations as follows:

For Year Ended December 31,
(In thousands)	2022
Forfeitures carried over from the previous year	11
Forfeitures used to fund obligations	(11)

Note 7. Party-in-Interest Transactions

The Plan engaged in transactions involving the acquisition or disposition of Huntington common stock, therefore, Huntington was a party-in-interest. At December 31, 2022, the Plan held shares of Huntington common stock with a fair value of $97.9 million. The shares were purchased at current market prices with no commission fees.